UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nuclear Management Company, LLC
NMC Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

	Page(s)
Financial Statements

NMC Savings and Retirement Plan
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5	-	10

Supplemental Schedule:
Form 5500, Schedule H, Part IV – Line 4(i) – Schedule of Assets (Held at Year End) as of Dec. 31, 2017	11

Signatures	12

Exhibits
23.1 – Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Nuclear Management Company, LLC
NMC Savings and Retirement Plan
Minneapolis, Minnesota

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Nuclear Management Company, LLC NMC Savings and Retirement Plan (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at year end) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 28, 2018

We have served as the auditor of the Plan since 2002.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	Dec. 31, 2017	Dec. 31, 2016
Assets:
Investments at fair value:
General investments (Note 6)	$160,416,399	$139,657,972
Value of interest in Master Trust (Note 4 and 6)	3,537,891	3,017,332
Total value of investments	163,954,290	142,675,304

Receivables:
Xcel Energy contributions (Note 3)	1,253,879	1,227,786
Notes receivable from participants (Note 7)	1,082,629	776,237
Total receivables	2,336,508	2,004,023
Total assets	166,290,798	144,679,327

Net assets available for benefits	$166,290,798	$144,679,327

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2017	2016
Contributions:
Xcel Energy	$2,223,408	$2,229,210
Employee	2,875,273	2,891,453
Rollover	160,550	80,873
Total contributions	5,259,231	5,201,536

Transfer of Plan Assets (Note 1)	—	63,791

Investment income:
Plan interest in income from Master Trust (Note 4)	556,581	210,864
Interest and dividend income	2,529,295	2,625,545
Net appreciation in fair value of interest in registered investment companies, collective trusts, and self-directed brokerage accounts	19,694,185	9,247,932
Total investment income and contributions	28,039,292	17,349,668

Interest on notes receivable from participants	40,854	32,984

Benefits paid to participants	(6,407,401)	(7,461,896)
Administrative expenses (Note 1)	(61,274)	(53,515)

Net increase in net assets available for benefits	21,611,471	9,867,241

Net assets available for benefits at beginning of year	144,679,327	134,812,086
Net assets available for benefits at end of year	$166,290,798	$144,679,327

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

The following is not a comprehensive description of the Nuclear Management Company, LLC (NMC) Savings and Retirement Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan.  Participants should refer to the Plan document or Summary Plan Description for more complete information.

General — The Plan is a defined contribution benefit plan which provides eligible employees of NMC the opportunity to contribute to a qualified retirement savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

NMC was initially formed by Xcel Energy Inc., Wisconsin Energy Corporation, and Wisconsin Public Service Corporation, with Alliant Energy Corporation becoming an equal partner in November 1999 and Consumers Energy Company becoming an equal partner in January 2001.  NMC was formed to improve operational performance and sustain safety and reliability levels at its members’ six nuclear plant sites. All partners noted above, with the exception of Xcel Energy Inc., withdrew during 2005 through 2007 and are referred to as former asset owners.

The Plan is subdivided into two main sections: the Savings Plan, which includes the Company match, employee Roth, pre-tax and pre-tax catch-up contributions; and the Retirement Plan which includes the NMC Retirement Contribution and the NMC Money Purchase Pension Plan Transfer Account.

Plan and Trust Management — The Plan was administered by The Vanguard Group, Inc. (Vanguard) and Vanguard Fiduciary Trust Company (VFTC) served as trustee for the years ended Dec. 31, 2017 and 2016.  The trustee is responsible for holding the investment assets of the Plan, executing investment transactions, and making distributions to former participants.

Plan assets invested in Xcel Energy common stock are held in the Xcel Energy Stock Fund within the Master Trust. See Note 4 for further discussion. The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes.

Transfer of Plan Assets — Assets are typically transferred amongst plans when a participant moves from one benefit plan to another within Xcel Energy. In 2017, the Plan did not receive or transfer participant assets, while in 2016, the Plan received transfers of participant assets of $63,791 from the Xcel Energy 401(k) Savings Plan.

Eligibility — Each employee, who is part of a bargaining unit and whose collective bargaining agreement allows for participation in this plan shall be eligible for participation in the Plan on the first day of employment.  This excludes temporary summer help and student employees who perform services during the summer or semester breaks or as training in connection with an approved course of study.

Former asset owner employees who elected to continue accruing benefits under the asset owner qualified defined benefit pension plan in lieu of the NMC Money Purchase Retirement Plan are not eligible to participate in the merged NMC Retirement Contribution portion of the Plan.  Former asset owners are those parties in interest, detailed above.

Effective Jan. 1, 2008, the Plan was amended to no longer permit non-bargaining nuclear operations employees to contribute to the Plan.  Effective Aug. 1, 2009, certain collective bargaining agreements excluded their respective bargaining nuclear operations employees from participation in the Plan.

Vesting — Participants in the Savings Plan are immediately vested in their contributions and the Company’s contribution plus actual earnings thereon. Those in the Retirement Plan are 100 percent vested in contributions made by the Company on or after attaining age 65, death, total and permanent disability, or after three years of vesting service.

Distributions — Benefits related to the Savings Plan are distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum cash payment, direct rollover or periodic installments. The Retirement Plan offers distributions of vested amounts in the form of a single lump sum cash payment, direct rollover or periodic installments. Under the provisions of the Plan, distributions from the former NMC Money Purchase Retirement Plan account are required to be made in the form of an annuity unless the participant elects to receive this portion of their benefit in another form. Savings Plan and Retirement Plan distributions from the Master Trust may be made in the form of Xcel Energy common stock or cash based upon the election of the participant.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s annual retirement contribution, and allocations of Plan earnings or losses.  Allocations are based on the number of participant shares that make up participant account balances.

Forfeited Amounts — For the years ended Dec. 31, 2017 and 2016, the Company used $41,494 and $25,460, respectively, of forfeitures in the Retirement Plan to reduce employer contributions.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, each participant is 100 percent vested and will receive the balance of his or her account.

Administrative Expenses — Xcel Energy Inc. pays certain administrative expenses of the Plan. Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable. The self-directed brokerage account annual account maintenance fee, participant loan set-up fee, annual loan maintenance fee, and annual fixed administrative fee are paid by the participant.

Dividends — Cash dividends paid on shares of Xcel Energy common stock within the Master Trust are automatically reinvested in Xcel Energy common stock unless the participant elects to receive them as a taxable cash distribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values of money market funds are based on quoted net asset value, calculated as $1 per share, and thus are included in the Fair Value hierarchy as Level 1 investments (see Note 6). The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

The self-directed brokerage option allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities. Within the self-directed brokerage accounts, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Common collective trusts include investments in retirement target date trusts, which have been assigned as Level 2, are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. These assets did not have any unfunded commitments at Dec. 31, 2017 and 2016, and there are no restrictions on redemption.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as deemed distributions based on the terms of the Plan document.

Investments — The Plan’s net asset investments include money market funds, various mutual funds, collective trusts, a portion of the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option.  Investment income includes interest and dividends.  Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition — The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

Recently Issued Accounting Pronouncements

Master Trust Reporting - In February 2017, the FASB issued Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 967), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (ASU No. 2017-06).  The amendments in this update state that for each master trust in which a plan holds an interest, a plan's interest in that master trust and any change in that interest are required to be presented in separate line items in the Statement of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits.  It also removes the requirement to disclose the percentage interest in master trust for plans with divided interest, but requires plans to disclose the dollar amount of their interest by investment type.  This guidance will be effective for fiscal years beginning after Dec. 15, 2018.  The Plan does not expect the adoption of ASU 2017-06 to have a material impact on the Plan's financial statements.

Classification and Measurement of Financial Instruments - In January 2016, the Financial Accounting Standards Board (FASB) issued Recognition and Measurement of Financial Assets and Financial Liabilities, Subtopic 825-10 (Accounting Standards Update (ASU) 2016-01), which eliminates the available-for-sale classification for marketable equity securities and also replaces the cost method of accounting for non-marketable equity securities with a model for recognizing impairments and observable price changes. Under the new standard, other than when the consolidation or equity method of accounting is utilized, changes in the fair value of equity securities are to be recognized in earnings. This guidance is effective for interim and annual reporting periods beginning after Dec. 15, 2017. The Plan does not expect the adoption of ASU 2016-01 to have a material impact on the Plan's financial statements.

3.    PLAN FUNDING

Employee Contributions — For the Savings Plan, employees may elect to contribute up to 50 percent of their eligible earnings, on a pre-tax basis, Roth after-tax basis, or combination of both not to exceed 50 percent, up to $18,000 in each of 2017 and 2016. Employees who are age 50 and older during the Plan year may make additional pre-tax (catch-up) contributions up to $6,000 in each of 2017 and 2016. The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to employees during the subsequent year. The Plan does not offer automatic enrollment to newly hired/re-hired full-time or part-time bargaining employees.

Employer Contributions — For the Savings Plan, the Company provides for a matching contribution equal to 100 percent of the employees first 3 percent of eligible compensation for the Plan year and 50 percent of such portion of the employee's contributions that exceed 2 percent, but does not exceed 5 percent.

For the Retirement Plan, the Company made an annual discretionary contribution equal to 5 percent of the employee’s eligible earnings (i.e., base salary), as of Dec. 31, 2017 in January 2018 and Dec. 31, 2016 in January 2017. To be eligible for a retirement contribution for the Plan year, the employee must be an eligible employee on December 31, or have terminated employment during the year due to retirement on or after age 55 with 10 years of vesting service, death, or disability.

4.    INTEREST IN MASTER TRUST

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The Plan’s value of interest in the Master Trust was approximately 72,991 shares, or 0.81 percent, and 73,522 shares, or 0.73 percent at Dec. 31, 2017 and 2016, respectively. The Plan's interest in income from the Master Trust was 0.65 percent and 0.31 percent for the year ended Dec. 31, 2017 and 2016. The Plan has an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust as of Dec. 31, 2017 and 2016 is summarized below:

	2017	2016
Investment at fair value:
Xcel Energy Stock Fund	$437,638,909	$415,588,745

Value of interest in Master Trust	$3,537,891	$3,017,332

Master Trust income for the years ended Dec. 31, 2017 and 2016 is as follows:

	2017	2016
Total interest, dividend, and other income	$13,569,579	$14,274,470
Realized and unrealized gain in Xcel Energy Stock Fund	72,556,726	52,793,462
Total Master Trust net gain	$86,126,305	$67,067,932

Plan's interest in income from Master Trust	$556,581	$210,864

The Plan's interest in income from the Master Trust of $556,581 includes interest and dividend income of $96,378 and appreciation of $460,203 for the year ended Dec. 31, 2017. For the year ended Dec. 31, 2016, the Plan's interest in income from the Master Trust of $210,864 includes interest and dividend income of $79,909 and appreciation of $130,955.

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by a letter dated May 24, 2017, that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. Xcel Energy believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and money market funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock and debt securities within the self-directed brokerage accounts. The collective trusts are not actively traded on an exchange.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$53,880,712	$—	$—	$53,880,712
Collective Trusts	—	90,904,648	—	90,904,648
Self-Directed Brokerage Accounts	2,744,494	230,225	—	2,974,719
Money Market Funds	12,656,320	—	—	12,656,320
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	3,537,891	—	—	3,537,891
Total	$72,819,417	$91,134,873	$—	$163,954,290

	Dec. 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds:	$103,348,282	$—	$—	$103,348,282
Collective Trusts	—	20,564,824	—	20,564,824
Self-Directed Brokerage Accounts	3,067,323	27,852	—	3,095,175
Money Market Funds	12,649,691	—	—	12,649,691
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	3,017,332	—	—	3,017,332
Total	$122,082,628	$20,592,676	$—	$142,675,304

For the years ended Dec. 31, 2017 and 2016, there were no transfers in or out of Levels 1 or 2.

7.    NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from non-Roth after-tax and pre-tax contributions and earnings in their Savings Plan fund accounts any amount greater than $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates which are based on the prime rate plus 1 percent as of the first business day of the month in which each loan is approved, and stays in effect until the loan is repaid.  Interest rates at Dec. 31, 2017 were 4.25 percent to 5.25 percent with maturity dates through November 2037, while at Dec. 31, 2016 were 4.25 percent to 4.50 percent with maturity dates through July 2026. Principal and interest are paid ratably through payroll deductions and are credited to each participant's account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from the date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator. General purpose loans must be repaid within a five year period, and loans for the purchase of a principal residence have a maximum repayment period of 20 years. Participants may not borrow from their Retirement Plan fund accounts.

8.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy common stock.  On the Statement of Net Assets Available for Benefits, the value of interest in Master Trust includes dividends declared and payable to the Plan of $26,277 and $24,997 at Dec. 31, 2017 and 2016, respectively.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The Plan incurred fees for investment management and recordkeeping services of $61,274 and $53,515 for the years ended Dec. 31, 2017 and 2016, respectively.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to the net assets and net income per the Form 5500 as of Dec. 31, 2017 and 2016, and for the years ended Dec. 31, 2017 and 2016, as applicable:

	Dec. 31, 2017	Dec. 31, 2016
Net assets available for benefits per the financial statements	$166,290,798	$144,679,327
Deemed distributions of participant loans	(68,608)	(62,175)
Net assets per the Form 5500	$166,222,190	$144,617,152

	Dec. 31, 2017	Dec. 31, 2016
Increase in net assets available for benefits per the financial statements	$21,611,471	$9,867,241
Deemed distributions activity	(6,433)	—
Transfer of plan assets	—	(63,791)
Net income per the Form 5500	$21,605,038	$9,803,450

Nuclear Management Company, LLC
NMC Savings and Retirement Plan
(EIN: 41-0448030) (Plan #012)

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of Dec. 31, 2017

Description		Investment Type	Cost	Current Value

*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	**	$49,870,619
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	**	17,090,194
*	Vanguard Federal Money Market Fund	Money Market Fund	**	12,656,320
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	**	11,866,694
*	BlackRock Total Return Bond Fund; Class M	Common/Collective Trust	**	10,460,519
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	**	9,751,963
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	**	6,752,707
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	**	5,715,609
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	**	5,437,533
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	**	4,506,380
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	**	4,253,834
*	Plan's Interest in Master Trust	Master Trust	**	3,537,891
*	Self-Directed Brokerage Accounts	Vanguard Brokerage Option	**	2,974,719
*	Vanguard Emerging Markets Stock Index Fund Institutional Shares	Registered Investment Company	**	2,689,757
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	**	2,477,595
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	**	2,313,464
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	**	2,102,850
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	**	1,980,387
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	**	1,817,166
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	**	1,546,237
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	**	1,540,974
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	**	1,023,232
*	Vanguard Inflation-Protected Securities Fund Institutional Shares	Registered Investment Company	**	719,140
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	**	488,963
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	**	379,543
	Total Investments			$163,954,290
*	Notes receivable from participants, less deemed distributions — Interest rates from 4.25% - 5.25%, maturing 2018-2037		**	$1,014,021
*	Party in Interest
**	Historical cost is not required for participant-directed funds.

See accompanying Report of Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 28, 2018.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

By	/s/ Jeffrey S. Savage
Senior Vice President, Controller
Member, Pension Trust Administration Committee